6/23/08

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 3 2008
[redacted]
ARKET REGULATION

08032174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-0667286

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIBERTAS CAPITAL INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9536 WILSHIRE BLVD., SUITE 520
(No. and Street)

BEVERLY HILLS (City) CA (State) 90212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES HARRIS 310 432 2532
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

2030 MAIN STREET, SUITE 1400 (Address) IRVINE (City) CA (State) 92614 (Zip Code)

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 3 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LIBERTAS CAPITAL INC.
(A DEVELOPMENT STAGE COMPANY)

INDEPENDENT AUDITORS' REPORT AND

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Libertas Capital Inc.
A Development Stage Company

We have audited the accompanying statement of financial condition of Libertas Capital Inc. (a development stage company) (the "Company") as of December 31, 2007. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Libertas Capital Inc. (a development stage company) as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Irvine, California
March 26, 2008

LIBERTAS CAPITAL INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CASH	$ 142,552
PREPAID EXPENSES	4,388
PROPERTY AND EQUIPMENT, net	278,057
OTHER ASSETS	11,527
	$ 436,524

STOCKHOLDERS' EQUITY

LIABILITIES	
Account Payable	$ 10,932
Accrued Salaries	56,625
Deferred Rent	64,261
TOTAL LIABILITIES	131,818
STOCKHOLDERS' EQUITY	
Common stock, $.01 stated value 1,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	1,948,260
Accumulated deficit during the development stage	(1,643,564)
TOTAL STOCKHOLDERS' EQUITY	304,706
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 436,524

See accompanying notes to financial statements.

Note 1 - Operations and Summary of Significant Accounting Policies

Nature of business - Libertas Capital Inc. (a development stage company) (the "Company"), was established in July 2005 as a California C Corporation and is a 100% owned subsidiary of Libertas Capital Group (the "Parent"). The Company is a broker dealer specializing in private placements and financial advisory services to small and medium-sized businesses in the energy, technology and healthcare sectors. The securities are offered to a limited number of accredited investors pursuant to exemptions from state and federal registration provided by Regulation D under the Securities Act of 1933. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Basis of presentation - The Company is in the development stage as of December 31, 2007, as there have been no revenues from planned operations to date. Successful completion of the Company's developmental program and, ultimately, the attainment of profitable operations are dependent upon future events, including future financing, successfully completing product development, and achieving a sufficient level of sales and market demand to become an established operating enterprise. The activities of the Company have been accounted for as set forth in Statement of Financial Accounting Standards ("SFAS") No. 7, *Accounting and Reporting by Development Stage Enterprises.*

The Company is subject to the risks and challenges associated with other companies at a similar stage of development including dependence on its parent for financing, certain key individuals, successful development and marketing of its services, competition from substitute services and larger companies.

Property and equipment - Property and equipment is recorded at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives ranging from five to seven years. Repairs and maintenance costs are charged to expense as incurred.

Use of estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income taxes - The Company accounts for income taxes utilizing an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements and tax returns. Measurement of the deferred items is based on enacted tax laws. Valuation allowances are established, when necessary, to reduce future income tax assets to an amount expected to be realized.

Note 2 - Liquidity and Management Plans

As of December 31, 2007, the Company had an accumulated deficit of $1,643,564.

The Company has responded to these conditions as follows:

Libertas Capital Group has the ability and intent to continue to provide funds to the Company, a wholly-owned subsidiary, to enable the Company to meet its cash flow requirements. The Company was recently approved as an NASD member enabling it to solicit and engage new clients. In keeping with its business plan, the Company is in the process of marketing its services to prospective clients and management believes the revenue opportunities and continued support of the Parent, as necessary, will allow the firm to meet its operating requirements for the foreseeable future.

Note 3 - Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk include cash deposits in excess of federally insured limits. The Company seeks to control such credit risk by placing cash with high-quality financial institutions.

Note 4 - Property and Equipment

Property and equipment consist of the following as of December 31, 2007:

Furniture, equipment, and leasehold improvements	$	236,559
Computer equipment		62,117
		298,676
Less accumulated depreciation		(20,619)
	$	278,057

Note 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2007, the Company had net capital as follows:

Net capital	$ 10,684
Excess in net capital	$ 1,896
Percentage of aggregate indebtedness to net capital	1234%

Note 6 - Commitments and Contingencies

The Company leases office space under a five year, non-cancelable, operating lease.

Future minimum lease payments required under this lease as of December 31, 2007 are as follows:

Year Ending December 31,	
2008	$ 117,296
2009	122,574
2010	128,090
2011	133,854
2012	103,741
	$ 605,555

Note 7 - Income Taxes

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

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June 20,2008

Dear Customer:

The following is the proof-of-delivery for tracking number **792029853163**.

Delivery Information:

Status:	Delivered	**Delivery location:**	100 F ST NE WASHINGTON, DC 205492000
Signed for by:	D.SIEFERT	**Delivery date:**	Mar 31, 2008 08:33
Service type:	Standard Envelope		



Shipping Information:

Tracking number:	792029853163	**Ship date:**	Mar 28, 2008
		Weight:	0.5 lbs.

Recipient:
Registrations Branch
SEC
100 F ST NE
NE
WASHINGTON, DC 205492000 US

Shipper:
Matt Smith
Libertas Capital Inc.
9536 Wilshire Blvd, Suite 520
Beverly Hills, CA 90212 US

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Customer Support Trace
3875 Airways Boulevard
Module H, 4th Floor
Memphis, TN 38116

U.S. Mail: PO Box 727
Memphis, TN 38194-4643

Telephone: 901-369-3600

June 20,2008

Dear Customer:

The following is the proof-of-delivery for tracking number **791031820154**.

Delivery Information:

Status:	Delivered	**Delivery location:**	5670 WILSHIRE STE 1100 LOS ANGELES, CA 900365627
Signed for by:	G.RICHARDSON	**Delivery date:**	Mar 31, 2008 10:01
Service type:	Standard Envelope		



Shipping Information:

Tracking number:	791031820154	**Ship date:**	Mar 28, 2008
		Weight:	0.5 lbs.

Recipient:
Pacific Regional Office
SEC
5670 WILSHIRE BLVD FL 11
LOS ANGELES, CA 900365627 US

Shipper:
Matt Smith
Libertas Capital Inc.
9536 Wilshire Blvd, Suite 520
Beverly Hills, CA 90212 US

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3875 Airways Boulevard
Module H, 4th Floor
Memphis, TN 38116

U.S. Mail: PO Box 727
Memphis, TN 38194-4643

Telephone: 901-369-3600

June 20,2008

Dear Customer:

The following is the proof-of-delivery for tracking number **792687678550**.

Delivery Information:

Status:	Delivered	**Delivery location:**	100 F ST NE Washington, DC 20549
Signed for by:	D.SIEFERT	**Delivery date:**	Apr 24, 2008 09:00
Service type:	Standard Envelope		



Shipping Information:

Tracking number:	792687678550	**Ship date:**	Apr 23, 2008
		Weight:	0.5 lbs.

Recipient:
Registrations Branch
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549 US

Shipper:
James Harris
Libertas Capital Inc.
9536 Wilshire Blvd.
Suite 520
Beverly Hills, CA 90212 US

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Memphis, TN 38194-4643

Telephone: 901-369-3600

June 20,2008

Dear Customer:

The following is the proof-of-delivery for tracking number **799841819566**.

Delivery Information:

Status:	Delivered	**Delivery location:**	5670 WILSHIRE BLVD 11TH FLOOR LOS ANGELES, CA 900365627
Signed for by:	R.WYOLA	**Delivery date:**	Apr 24, 2008 10:51
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Tracking number:	799841819566	**Ship date:**	Apr 23, 2008
		Weight:	0.5 lbs.

Recipient:
Cindy Wong
Securities & Exchange Commission
5670 WILSHIRE BLVD FL 11
LOS ANGELES, CA 900365627 US

Shipper:
James Harris
Libertas Capital Inc.
9536 Wilshire Blvd.
Suite 520
Beverly Hills, CA 90212 US

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